SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 18)

                         GOLDEN STATE BANCORP INC.
                     ----------------------------------
                              (Name of issuer)

                  Common Stock, par value $1.00 per share
            ---------------------------------------------------
                       (Title of class of securities)

                                381197 10 2
                 ------------------------------------------
                               (CUSIP number)

                             Barry F. Schwartz
                            35 East 62nd Street
                          New York, New York 10021
                               (212) 572-8600

               (Name, address and telephone number of person
             authorized to receive notices and communications)


                             December 28, 2001
                            -------------------
                       (Date of event which requires
                         filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

                             Page 1 of 10 Pages
                          Exhibit Index on Page 10




CUSIP No. 381197 10 2                13D

------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Mafco Holdings Inc.
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) |_|
                                                              (b) |_|
------------------------------------------------------------------------------
3        SEC USE ONLY
------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
            WC
------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                   |_|
------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
------------------------------------------------------------------------------
       NUMBER OF            7     SOLE VOTING POWER
         SHARES            ---------------------------------------------------
      BENEFICIALLY                0
        OWNED BY           ---------------------------------------------------
          EACH              8     SHARED VOTING POWER
       REPORTING
         PERSON                   42,949,525
          WITH             ---------------------------------------------------
                            9     SOLE DISPOSITIVE POWER

                                  0
                           ---------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  42,949,525
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            42,949,525
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES     |_|
         CERTAIN SHARES*
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            31.6%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

            CO
-------------------------------------------------------------------------------



CUSIP No. 381197 10 2                  13D            Page   3   of  10  Pages


-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            GSB Investments Corp.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) |_|
                                                                 (b) |_|
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
            WC
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                   |_|
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
       NUMBER OF             7    SOLE VOTING POWER
         SHARES
      BENEFICIALLY                0
        OWNED BY            ---------------------------------------------------
          EACH               8    SHARED VOTING POWER
       REPORTING
         PERSON                   42,949,525
          WITH              ---------------------------------------------------
                             9    SOLE DISPOSITIVE POWER

                                  0
                            ---------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                  42,949,525
-------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            42,949,525
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      |_|
         CERTAIN SHARES*
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            31.6%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

            CO
-------------------------------------------------------------------------------


                  This statement amends and supplements the Statement on
Schedule 13D, dated September 11, 1998, as amended by Amendment No. 1 thereto, dated December 30, 1998, Amendment No. 2 thereto, dated January 21, 1999 and Amendment No. 3 thereto, dated August 25, 1999, filed by (a) Mafco Holdings Inc., a Delaware corporation ("Mafco Holdings"), (b) GSB Investments Corp., a Delaware corporation and an indirect wholly owned subsidiary of Mafco Holdings ("Investments Corp."), (c) Ford Diamond Corporation, a Texas corporation ("FDC") and (d) Hunter's Glen/Ford, Ltd., a Texas limited partnership ("Hunter's Glen") and Amendment No. 4 thereto, dated December 17, 1999, Amendment No. 5 thereto, dated May 23, 2000, Amendment No. 6 thereto, dated August 30, 2000, Amendment No. 7 thereto, dated December 18, 2000, Amendment No. 8 thereto, dated December 20, 2000, Amendment No. 9 thereto dated December 21, 2000, Amendment No. 10 thereto dated December 29, 2000, Amendment No. 11 thereto dated January 3, 2001, Amendment No. 12 thereto dated March 9, 2001, Amendment No. 13 thereto dated September 28, 2001, Amendment No. 14 thereto dated October 26, 2001, Amendment No. 15 thereto dated November 19, 2001, Amendment No. 16 thereto dated November 29, 2001 and Amendment No. 17 thereto dated December 21, 2001 filed by (a) Mafco Holdings and (b) Investments Corp. (as so amended, the "Schedule 13D"), with respect to the common stock, par value $1.00 per share (the "Common Stock"), of Golden State Bancorp Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 135 Main Street, San Francisco, California 94105. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D unless otherwise defined.


Item 4.  Purpose of Transaction.
         ----------------------

                  The following is added to the response to Item 4:

                  On December 24, Mafco Holdings and Investments Corp. entered into a forward sale arrangement with Credit Suisse First Boston International ("CSFBI") and Credit Suisse First Boston Corporation ("CSFB") with respect to 1,000,000 shares of Common Stock, as described in a term sheet related thereto dated December 24, 2001 (the "Term Sheet").

                  Pursuant to the Term Sheet, on December 28, 2001 Investments Corp. entered into a SAILS Agreement with CSFBI and CSFB with respect to such 1,000,000 shares of Common Stock for a payment of $20,580,254 (the "Proceeds Amount"). The Proceeds Amount is 81.6% of a $25,220,900 aggregate contract price ($25.2209 per share), with the difference representing principally a financing cost to Investments Corp. over the eighteen month term of the transaction, as well as a fee component for CSFBI. The actual number of shares of Common stock (or cash equivalent thereof) to be delivered by Investments Corp. to CSFBI on June 30, 2003 (the "Maturity Date") will be determined pursuant to a formula described in
Item 6 of this filing.

                  The Reporting Persons acquired and continue to hold the shares of Common Stock reported herein for investment purposes. In this connection, the Reporting Persons expect to evaluate on an ongoing basis their investment in the Company, and may from time to time acquire or dispose of additional shares of Common Stock (in each case, depending upon general investment policies, market conditions and other factors) or formulate other purposes, plans or proposals regarding the Company or the Common Stock held by the Reporting Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors. Any such acquisitions or dispositions may be made, subject to applicable law, in open market transactions, privately negotiated transactions or, in the case of dispositions, pursuant to a registration statement.


Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

                  The following is added to the response to Item 5:

                  (a) - (b) As of October 31, 2001, based upon the Company's quarterly report on Form 10-Q for the third quarter 2001, there were 135,755,712 outstanding shares of Common Stock. Subject to (i) the terms of the SAILS Agreement and the Pledge Agreement each dated December 19, 2000 with respect to 3,000,000 shares of Common Stock as reported in Amendment No. 8 to this Statement on Schedule 13D, (ii) the terms of the SAILS Agreement and the Pledge Agreement each dated December 28, 2000 with respect to 1,304,800 shares of Common Stock as reported in Amendment No. 10 to this Statement on Schedule 13D, (iii) the terms of the SAILS Agreement and the Pledge Agreement each dated March 8, 2001 with respect to 1,695,200 shares of Common Stock as reported in Amendment No. 12 to this Statement on
Schedule 13D, (iv) the terms of the SAILS Agreement and the Pledge Agreement each dated September 28, 2001 with respect to 1,000,000 shares of Common Stock and (v) the terms of the SAILS Agreement and the Pledge Agreement each dated October 24, 2001 with respect to 2,000,000 shares of Common Stock, (vi) the terms of the SAILS Agreement and the Pledge Agreement each dated November 16, 2001 with respect to 1,000,000 shares of Common Stock, (vii) the terms of the Stock Purchase Agreement and the Pledge Agreement each dated November 14, 2001, and the Pre-Pricing Acknowledgment dated November 14, 2001 and Pricing Schedule dated November 16, 2001 thereunder with respect to 1,000,000 shares of Common Stock,
(viii) the terms of the SAILS Agreement and Pledge Agreement each dated December 19, 2001 with respect to 912,500 Shares of Common Stock, and (ix) the terms of the SAILS Agreement and Pledge Agreement each dated December 28, 2001 with respect to 1,000,000 Shares of Common Stock, Mafco Holdings and Investments Corp. may be deemed to share beneficial ownership of 42,949,525 shares of Common Stock, representing 31.6% of the Common Stock outstanding.

                  (c) Other than the transactions described in Item 4 of this Schedule 13D, there were no transactions by the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons named on
Schedule I hereto during the past 60 days.

                  (d) Not applicable.

                  (e) Not applicable.


Item 6.           Contracts, Arrangements, Understandings or
                  Relationships with Respect to Securities of the Issuer.
                  -------------------------------------------------------

                  The following is added to the response to Item 6:

                  On December 24, 2001, Mafco Holdings, Investments Corp., CSFBI and CSFB entered into the Term Sheet. Pursuant to the Term Sheet, on December 28, 2001 Investments Corp., CSFBI and CSFB entered into the SAILS Agreement and the Pledge Agreement with respect to 1,000,000 shares of Common Stock. On December 28, 2001, pursuant to the Pledge Agreement Investments Corp. deposited into a collateral account with CSFBI 1,000,000 shares of Common Stock (the "Underlying Shares") and CSFBI paid to Investments Corp. $20,580,254. On the Maturity Date or earlier termination of this transaction pursuant to the SAILS Agreement, Investments Corp. will have the right to settle its obligations to CSFBI with respect to the Underlying Shares by delivering to CSFBI from the collateral account a number of shares of Common Stock (or, at the option of Investments Corp., the cash equivalent of such shares) with a value equal to the product of
(a) the number of Underlying Shares and (b) the Exchange Rate.

                  The Exchange Rate will be determined as follows:

                  (i) if the average closing price per share of Common Stock on the first 20 trading days beginning 30 trading days prior to the Maturity Date or the earlier termination of this transaction pursuant to the SAILS Agreement (the "Maturity Price") is less than or equal to $25.2209 (the "Reference Price"), the Exchange Rate will be ONE (1);

                  (ii) if the Maturity Price is greater than the Reference Price but less than or equal to $35.3093 (the "Threshold Price"), the Exchange Rate will be a fraction equal to the Reference Price divided by the Maturity Price; or

                  (iii) if the Maturity Price is greater than the Threshold
                        Price, the Exchange Rate will be a fraction equal to ONE (1) minus a fraction, the numerator of which will equal the excess of the Threshold Price over the Reference Price and the denominator of which will equal the Maturity Price.

                  In addition, Mafco Holdings, Investments Corp., the Company, CSFBI and CSFB entered into a Registration Agreement with respect to 1,000,000 shares of Common Stock dated as of December 24, 2001. It provides for the filing and keeping effective of a registration statement and the preparation of a prospectus with respect to such shares and contains customary representations, warranties, covenants and indemnities.


Item 7.           Materials to be Filed as Exhibits.
                  ---------------------------------

                  Item 7 is hereby amended to add the following at the end thereof:


                  Exhibit 35. Term Sheet dated as of December 24, 2001 among Mafco Holdings Inc., GSB Investments Corp., Credit Suisse First Boston International and Credit Suisse First Boston Corporation

                  Exhibit 36. Registration Agreement dated as of December 24, 2001 among Mafco Holdings Inc., GSB Investments Corp., Golden State Bancorp Inc., Credit Suisse First Boston International and Credit Suisse First Boston Corporation

                  Exhibit 37. SAILS Mandatorily Exchangeable Securities Contract dated December 28, 2001 among GSB Investments Corp., Credit Suisse First Boston International and Credit Suisse First Boston Corporation

                  Exhibit 38.    SAILS Pledge Agreement dated December
                                 28, 2001 among GSB Investments Corp.,
                                 Credit Suisse First Boston International and Credit Suisse First Boston Corporation


                                 SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: January 4, 2002

                                        MAFCO HOLDINGS INC.


                                        By: /s/ Barry F. Schwartz
                                           ---------------------------
                                           Barry F. Schwartz
                                           Executive Vice President
                                             and General Counsel


                                        GSB INVESTMENTS CORP.


                                        By: /s/ Barry F. Schwartz
                                           ---------------------------
                                           Barry F. Schwartz
                                           Executive Vice President
                                             and General Counsel




                               EXHIBIT INDEX


Exhibit

35                Term Sheet dated as of December 24, 2001 among
                  Mafco Holdings Inc., GSB Investments Corp., Credit Suisse First Boston International and Credit Suisse First Boston Corporation

36 Registration Agreement dated as of December 24, 2001 among Mafco Holdings Inc., GSB Investments Corp., Golden State Bancorp Inc., Credit Suisse First Boston International and Credit Suisse First Boston Corporation

37 SAILS Mandatorily Exchangeable Securities Contract dated December 28, 2001 among GSB Investments
                  Corp., Credit Suisse First Boston International and Credit Suisse First Boston Corporation

38 SAILS Pledge Agreement dated December 28, 2001 among GSB Investments Corp., Credit Suisse First Boston International and Credit Suisse First Boston Corporation